33-83278
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
ANGLO AMERICAN PLC
(Exact name of Issuer of deposited securities as specified in its charter)

England
(Jurisdiction of Incorporation or organization of Issuer)
JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza
New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)
JPMorgan Chase Bank, N.A.
ADR Department - 13th Floor
4 New York Plaza
New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of agent for service)
Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue
New York, New York 10022
It is proposed that this filing become effective under Rule 466
: immediately upon filing 9 on [date] at [time]
If a separate registration statement has been filed to register the deposited shares, check the following box. 9

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing One-Half of one Ordinary Share of ANGLO AMERICAN PLC	N/A	N/A	N/A	N/A

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

	Item Number and Caption		Location in Form of Receipts Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Introductory Paragraph; final sentence on face.

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner; introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs 10 and 15

	(iii)	The collection and distribution of dividends	Paragraph 9

	(iv)	The transmission of notices, reports and proxy solicitation material	Paragraphs 12, 14, 15 and 16

	(v)	The sale or exercise of rights	Paragraph 9

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 9 and 12

	(vii)	Amendment, extension or termination of the deposit agreement	Paragraph 16

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the lists of holders of Receipts	Paragraph 2

	Item Number and Caption	Location in Form of Receipts Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt- Introductory paragraph and paragraphs 1, 6, 11, 12, 16 and 18

(x)	Limitation upon the liability of the Depositary and/or the Company	Face of Receipt - Introductory of the Depositary and/or the paragraph and paragraphs 2, 4, 6, 8, 11, 13 and 17

3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of Receipts	Paragraph 19

Item 2. AVAILABLE INFORMATION

	Item Number and Caption	Location in Form of Receipts Filed Herewith as Prospectus Paragraph 14

2(a)	Statement that the foreign Paragraph 14
issuer furnishes the Securities and Exchange Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

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Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND EXCHANGE COMMISSION

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  PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) Copy of Agreement - The Agreement between JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed herewith as Exhibit (a).

(b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d) Opinion of counsel to the Depositary as to the legality of the securities to be registered*.

(e) Certification under Rule 466. - Filed Herewith as Exhibit (e).

* Previously Filed

Item 4. UNDERTAKINGS

  (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

  (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

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SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 8, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for Ordinary Shares of Anglo American plc

JPMORGAN CHASE BANK, N.A.
, as Depositary

By: /s/Joseph M, Leinhauser
Name: Joseph M. Leinhauser
Title: Vice President

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Index to Exhibits

Exhibit
Number

(a)	Form of American Depositary Receipt

(e)	Rule 466 Certification